SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 13)

COMPANHIA DE BEBIDAS DAS
AMÉRICAS – AMBEV
(Name of Issuer)

AMERICAN BEVERAGE COMPANY – AMBEV
(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 1 (one) Common Share, without par value, evidenced by American Depositary Receipts
(Title of Class or securities)

20441W104
(CUSIP Number)

Benoit Loore Anheuser-Busch InBev SA/NV Brouwerijplein 1 3000 Leuven Belgium (011) (32) 16 27 68 70	George H. White Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England (011) (44) 20 7959-8900	Paul Alain Foriers Sandrine Hirsch Simont Braun Avenue Louise 149 (20) B-1050 Bruxelles Belgium (011) (32) 2 543 70 80

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

January 7, 2010
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 20441W104

1	Names of Reporting Persons: Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: Kingdom of Belgium
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 315,089,828 Common Shares 1
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 315,089,828 Common Shares 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,089,828 Common Shares 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)9
13	Percent of Class Represented by Amount in Row (11): 90.9% 1
14	Type of Reporting Person (See Instructions): CO

           1 Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons: Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 315,089,828 Common Shares 1
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 315,089,828 Common Shares 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,089,828 Common Shares 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11): 90.9% 1
14	Type of Reporting Person (See Instructions): OO

1 Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev  (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons: Eugénie Patri Sébastien S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 315,089,828 Common Shares 1
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 315,089,828 Common Shares 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,089,828 Common Shares 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 90.9%1
14	Type of Reporting Person (See Instructions): CO

1 Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev  (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Eugénie Patri Sébastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons: Ambrew S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 315,089,828 Common Shares 1
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 315,089,828 Common Shares 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,089,828 Common Shares 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11): 90.9% 1
14	Type of Reporting Person (See Instructions): OO

1 Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev  (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons: Interbrew International B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 315,089,828 Common Shares 1
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 315,089,828 Common Shares 1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,089,828 Common Shares 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11): 90.9% 1
14	Type of Reporting Person (See Instructions): OO

1 Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev  (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 13 (“Amendment No. 13”) amends the Schedule 13D originally filed on March 15, 2004, as amended by Amendment No. 1 thereto filed on May 27, 2004, Amendment No. 2 thereto filed on June 3, 2004, on behalf of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) (the “Stichting”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”), Amendment No. 3 thereto filed on September 2, 2004, Amendment No. 4 thereto filed on September 10, 2004, Amendment No. 5 thereto filed on October 13, 2004, Amendment No. 6 thereto filed on February 15, 2005, Amendment No. 7 thereto filed on March 1, 2005, Amendment No. 8 thereto filed on March 28, 2005, Amendment No. 9 thereto filed on April 5, 2005, Amendment No. 10 thereto filed on June 10, 2005 on behalf of Anheuser-Busch InBev, the Stichting, EPS, Empresa de Administração e Participações S.A. – ECAP (“ECAP”), InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) (“InBev Brasil”), Ambrew S.A. (formerly Tinsel Investments S.A.) and Interbrew International B.V. (“IIBV”) (Anheuser-Busch InBev, the Stichting, EPS, Ambrew S.A. and IIBV collectively referred to herein as the “Reporting Persons”), Amendment No. 11 thereto filed on April 26, 2006, and Amendment No. 12 thereto filed on December 19, 2008 on behalf of the Reporting Persons, relating to the common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas – AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”) (the Schedule 13D, as so amended, is referred to herein as the “Schedule 13D”).  AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) AmBev Common Share.  The American Depositary Shares are evidenced by American Depositary Receipts.  The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 4° andar, 04530-001, São Paulo, SP, Brazil.

Item 2.	Identity and Background.

This Item 2 is hereby amended and supplemented as follows:

The address of the principal business office of the Stichting is Hofplein 20, 3032 AC, Rotterdam, The Netherlands.

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of Anheuser-Busch InBev, IIBV, the Stichting, EPS and Ambrew and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annexes A-1 through A-5 to this Amendment No. 13.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following:

From December 22, 2008 through November 26, 2009, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Fundação”) acquired  994,500 AmBev Common Shares in open market purchases.  From November 27, 2009 through February 12, 2010 the Fundação acquired 176,700 AmBev Common Shares in open market purchases, as set forth in Exhibit 2.31, which is incorporated herein by reference. On June 29, 2009 the Fundação also subscribed for 184,373 AmBev Common Shares pursuant to the merger of InBev Brasil into AmBev and the apportionment of shares not subscribed for by minority shareholders as result of a capital increase as described more fully under Item 5 below.  The aggregate purchase price for these transactions in US Dollars was approximately $83.05 million.  The source of funding for the purchases of AmBev Common Shares was the general working capital of the Fundação.

On April 28, 2009, IIBV subscribed for 709,556 AmBev Common Shares pursuant to the merger of InBev Brasil into AmBev and on June 29, 2009, IIBV subscribed for 15,737 AmBev Common Shares pursuant to the apportionment of shares not subscribed for by minority shareholders as result of a capital increase, both as described under Item 5 below.  The total amount of consideration paid for such shares in US Dollars was approximately $26.48 million.  The acquisition of the AmBev Common Shares was either paid up with the tax benefit that was realized by AmBev as a result of the merger of InBev Brasil into AmBev, as described under Item 5 below, or with the general working capital of IIBV.

On April 28, 2009, Ambrew subscribed for 94,104 AmBev Common Shares pursuant to the merger of InBev Brasil into AmBev, and on June 29, 2009 Ambrew subscribed for 2,087 AmBev Common Shares pursuant to the apportionment of shares not subscribed for by minority shareholders as result of a capital increase, both as described under Item 5 below. In addition, Ambrew received 130,515 AmBev Common Shares on December 15, 2009 which were contributed by former AmBev employees who had been transferred to Anheuser-Busch InBev as part of an employee share swap program, as described under Item 5 below. The total amount of consideration paid for such shares in US Dollars was approximately $4.67 million.  The acquisition of the AmBev Common Shares was either paid up with the tax benefit that was realized by AmBev as a result of the merger of InBev Brasil into AmBev, as described under Item 5 below, with the general working capital of Ambrew or with Ambrew shares that were exchanged for AmBev shares.

Item 4.	Purpose of Transaction.

From December 22, 2008 through February 12, 2010, the Fundação acquired 1,171,200 AmBev Common Shares for general investment purposes through regular market transactions in accordance with a new individual investment program (the “Second Individual Investment Program”) based on the “Manual of Disclosure and Use of Information and Policy of Negotiation of Securities Issued By Companhia de Bebidas das Américas — AmBev”.  A translation of the Second Individual Investment Program is attached as Exhibit 2.29 hereto and is incorporated herein by reference.

Consistent with the Second Individual Investment Program, the Fundação plans to continue to acquire up to a total of Brazilian Reais $200 million worth of AmBev Common Shares from time to time prior to September 17, 2010, the expiration date of the Second Individual Investment Program, through regular market transactions or otherwise.

The Fundação may change the Second Individual Investment Program to acquire more than Brazilian Reais $200 million worth of AmBev Common Shares, fewer than Brazilian Reais $200 million worth of AmBev Common Shares or no additional AmBev Common Shares.  Following the completion of the Second Individual Investment Program, the Fundação may acquire additional AmBev Common Shares or enter into other Individual Investment Programs.

In addition, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev’s securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

For information regarding the purpose of transactions relating to the merger of InBev Brasil into AmBev, reference is made to Item 5 which is incorporated by reference herein.

Item 5.	Interest in the Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(c) From December 22, 2008 through February 12, 2010, the Fundação acquired 1,355,573 AmBev Common Shares in open market purchases or pursuant to the InBev Brasil – AmBev Merger, as described below.

On December 15, 2009, former AmBev employees who had been transferred to Anheuser-Busch InBev contributed 130,515 AmBev Common Shares and 870,317 AmBev preferred shares to Ambrew in exchange for 42,476 shares of Ambrew which were in turn exchanged for 2,114,421 ordinary shares of Anheuser-Busch InBev on December 16, 2009 as part of an employee share swap program.

On July 28, 2005, InBev Brasil was merged into AmBev pursuant to the terms and conditions of a merger protocol entered into between AmBev, InBev Brasil and Anheuser-Busch InBev (the “InBev Brasil – AmBev Merger”). The AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new AmBev Common Shares directly to InBev Brasil’s shareholders in exchange for their respective equity interests in InBev Brasil.  Pursuant to the terms of the merger protocol, AmBev Common Shares are issuable as a result of the capitalization by Anheuser-Busch InBev of the tax benefit that could be realized by AmBev in connection with the amortization of the goodwill transferred to Ambev as a result of the merger. Such goodwill will be amortized over the ten years following the merger, in accordance with Instruction 319/99 of Comissão de Valores Mobiliários (the Securities and Exchange Commission of Brazil).

As a result of this amortization resulting from the InBev Brasil – AmBev Merger, 709,556 AmBev common shares were subscribed for by IIBV on April 28, 2009; 94,104 AmBev common shares were subscribed for by Ambrew on April 28, 2009; and 180,373 AmBev common shares were subscribed for by the Fundação on June 29, 2009, exercising its preemptive rights.

As a result of the apportionment of the unsubscribed shares by minority shareholders resulting from the capital increase approved by AmBev shareholders on April 28, 2009, 15,737 AmBev common shares were subscribed for by IIBV on June 29, 2009, 2,087 AmBev common shares were subscribed for by Ambrew on June 29, 2009 and 4,000 AmBev common shares were subscribed for by the Fundação on June 29, 2009.

For further information, reference is made to Item 3 of this Amendment No. 13 which is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

On September 9, 2009, EPS, BRC, Rayvax Société d’Investissement NV/SA and the Stichting amended and restated the Anheuser-Busch InBev Shareholders Agreement (the “Amendment and Restatement”). Among other things, the Amendment and Restatement removed certain clauses from the Anheuser-Busch InBev Shareholders Agreement, which were added in 2008 by Amendment No. 1 and the First Addendum in order to facilitate the participation by the parties to the Anheuser-Busch InBev Shareholders Agreement in the rights offering launched by Anheuser-Busch InBev on November 23, 2008 and completed on December 16, 2008.

The Amended and Restated Anheuser-Busch InBev Shareholders Agreement is attached as Exhibit 2.30 to this Schedule 13D and is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

2.1
Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4
Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6
Shareholders Agreement of AmBev executed on July 1, 1999 between the Fundação, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundação, Braco S.A. and ECAP).

2.7	First Amendment to the AmBev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.	Description

2.8	Form of Amended InBev By-laws (English translation). (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.9	Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10	Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12	Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13
Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14
Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

Exhibit No.	Description

2.15	Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16	Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17	Edital (Invitation to Bid), dated February 14, 2005. (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to AmBev filed by the Reporting Persons on February 15, 2005).

2.18
Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 1, 2005).

2.19	Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 28, 2005).

2.20	Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to AmBev filed by the Reporting Person on April 5, 2005).

2.21
Instrument of Accession, dated July 28, 2005, to the AmBev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

2.22
List of Common Shares acquired by the Fundação from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

2.23	Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

Exhibit No.	Description

2.24
Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.25
First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.26
List of Common Shares acquired by the Fundação from December 9, 2008 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.27
List of Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.28
List of Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.29	Second Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.30
Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

2.31	List of Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (filed herewith).

ANNEX A-1

Executive Officers and Directors of Anheuser-Busch InBev

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AmBev Common Shares
Jorge Paulo Lemann	Brazil	Zürcherstrasse 325, 8645 Jona, Switzerland	Director of BRC, Anheuser-Busch InBev and the Stichting	315,089,8291
Carlos Alberto da Veiga Sicupira	Brazil	Redingstrasse 4, 3rd Flr, CH - 9000, St. Gallen, Switzerland	Director of BRC, Anheuser-Busch InBev, and the Stichting	315,089,8291
Marcel Herrmann Telles	Brazil	Redingstrasse 4, 4th Flr, CH - 9000, St. Gallen, Switzerland	Director of BRC, Anheuser-Busch InBev, the Stichting and AmBev	315,140,5871
Roberto Moses Thompson Motta	Brazil	600 Third Avenue, 37th floor, New York, NY 10016, USA	Director of BRC, the Stichting, Anheuser-Busch InBev and AmBev	1
Mark Winkelman	Netherlands	Brouwerijplein 1, 3000 Leuven, Belgium	Senior Director, Goldman Sachs & Co.	None
Peter Harf	Germany	Brouwerijplein 1, 3000 Leuven, Belgium	Chairman and Chief Executive Officer of Joh. A. Benckiser SE	None
Arnoud de Pret Roose de Calesberg	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev, the Stichting and EPS; Financial Consultant of Multifin	None
Jean-Luc Dehaene	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Member of European Parliament	None
Kees J. Storm	Netherlands	Brouwerijplein 1, 3000 Leuven, Belgium	Retired	None
Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev, the Stichting and EPS	None
Stéfan Descheemaeker	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Chief Financial Officer of Delhaize Group and Director of EPS	None

1 Messrs. Lemann, Sicupira and Telles report that they hold sole voting and dispositive power over 1, 1 and 50,759 AmBev Common Shares, respectively, and share voting and dispositive power over 315,089,828 AmBev Common Shares.  Messrs. Lemann, Sicupira and Telles report their beneficial ownership of AmBev Common Shares on a separately filed Schedule 13D.

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AmBev Common Shares
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev, the Stichting and EPS; CEO of GDS Consult SA	None
August Busch IV	United States	One Busch Place, St. Louis MO 63118, USA	Director of Anheuser-Busch InBev	None
Carlos Alves Brito	Brazil	250 Park Avenue, New York, New York 10177	Chief Executive Officer of Anheuser-Busch InBev and Co-Chairman of the Board of Directors of AmBev	119
Luis Felipe Pedreira Dutra Leite	Brazil	250 Park Avenue, New York, New York 10177	Chief Financial Officer of Anheuser-Busch InBev and Director of AmBev	124
Claudio Braz Ferro	Brazil	250 Park Avenue, New York, New York 10177	Chief Supply Officer of Anheuser-Busch InBev	8,676
Chris Burggraeve	Belgium	250 Park Avenue, New York, New York 10177	Chief Marketing Officer of Anheuser-Busch InBev	None
Sabine Chalmers	Germany	250 Park Avenue, New York, New York 10177	Chief Legal and Corporate Affairs Officer of Anheuser-Busch InBev	None
Claudio Garcia	Brazil	250 Park Avenue, New York, New York 10177	Chief People and Technology Officer of Anheuser-Busch InBev	None
Tony Milikin	United States	250 Park Avenue, New York, New York 10177	Chief Procurement Officer of Anheuser-Busch InBev	None
Johan M.J.J. Van Biesbroeck	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Western Europe of Anheuser-Busch InBev	None
Miguel Nuno da Mata Patricio	Portuguese	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Asia Pacific of Anheuser-Busch InBev	23,797
Francisco de Sá Neto	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Central & Eastern Europe of Anheuser-Busch InBev	5,000

ANNEX A-2

Executive Officers and Directors of IIBV

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Gert Boulangé	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Tax Manager for Anheuser-Busch InBev
Julien Duvivier	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director, Finance Services for Anheuser-Busch InBev
Johannes Henricus Maria van Erve	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Director and Financial Manager for IIBV
Jolette Wiersema	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Legal Advisor to IIBV
Jeroen Heerkens	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Legal Director of IIBV

ANNEX A-3

Directors of Stichting

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Jorge Paulo Lemann	Brazil	Zürcherstrasse 325, 8645 Jona, Switzerland	Director of BRC, Anheuser-Busch InBev and the Stichting.
Carlos Alberto da Veiga Sicupira	Brazil	Redingstrasse 4, 3rd Flr, CH - 9000, St. Gallen, Switzerland	Director of BRC, Anheuser-Busch InBev and the Stichting
Marcel Herrmann Telles	Brazil	Redingstrasse 4, 4th Flr, CH - 9000, St. Gallen, Switzerland	Director of BRC, Anheuser-Busch InBev, the Stichting and AmBev
Roberto Moses Thompson Motta	Brazil	600 Third Avenue, 37th floor, New York, NY 10016, USA	Director of BRC, the Stichting, Anheuser-Busch InBev and AmBev
Arnoud de Pret Roose de Calesberg	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev, the Stichting and EPS; Financial Consultant of Multifin
Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev, the Stichting and EPS
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev, the Stichting and EPS; CEO of GDS Consult SA
Stéfan Descheemaeker	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Chief Financial Officer of Delhaize Group and Director of EPS

ANNEX A-4

Directors of EPS

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Frederic de Mevius	Belgium	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Director of EPS
Arnoud de Pret Roose de Calesberg	Belgium	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS; Financial Consultant of Multifin
Christophe d’Ansembourg	Luxembourg	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Director of EPS
Grégoire de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS; CEO of GDS Consult SA
Alexandre Van Damme	Belgium	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS
Comtesse Edwine van der Straten Ponthoz	Belgium	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Director of EPS
Pascal Minne	Belgium	Place Sainte-Gudule 19, B-1000 Brussels, Belgium	Managing Director of Petercam, Director of EPS
Bernard Boon Falleur	Belgium	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Managing Director of S.A. MERENA Holding Company, Director of EPS
Paul Cornet De Ways-Ruart	Belgium	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Director of EPS
Stéfan Descheemaeker	Belgium	c/o Eugenie Patri Sebastien S.A., 5, rue Guillaume Kroll, L-1882 Luxembourg	Chief Financial Officer of Delhaize Group and Director of EPS

ANNEX A-5

Directors of Ambrew

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Jean-Louis Van de Perre	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Vice President – Tax of Anheuser-Busch InBev
Anheuser-Busch InBev SA/NV, represented by Benoit Loore	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium
Gert Magis	Belgium	5, Parc d’Activite Syrdall, 5365 Munsbach, Luxembourg	Controller of Anheuser-Busch InBev

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

ANHEUSER-BUSCH INBEV SA/NV

by	/s/ Benoit Loore
	Name:	Benoit Loore
	Title:	VP Legal Corporate & Compliance

by	/s/ Jean-Louis Van de Perre
	Name:	Jean-Louis Van de Perre
	Title:	VP Corporate Tax

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

STICHTING ANHEUSER-BUSCH INBEV

by	/s/ A. de Pret
	Name:	A. de Pret
	Title:	Class A Director

By	/s/ Roberto Moses Thompson Motta
	Name:	Roberto Moses Thompson Motta
	Title:	Class B Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

EUGÉNIE PATRI SÉBASTIEN S.A.

by	/s/ A. de Prêt
	Name:	A. de Pret
	Title:	Director

By	/s/ A. Van Damme
	Name:	A. Van Damme
	Title:	Director

By	/s/ F. de Mevius
	Name:	F. de Mevius
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

AMBREW S.A.

by	/s/ Jean Louis Van de Perre
	Name:	Jean Louis Van de Perre
	Title:	Director

By	/s/ Benoit Loore
	Name:	Benoit Loore
	Title:	on behalf of AB InBev, director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

INTERBREW INTERNATIONAL B.V.

by	/s/ Gert Boulangé
	Name:	Gert Boulangé
	Title:	Director

By	/s/ Julien Duvivier
	Name:	Julien Duvivier
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

2.1
Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4
Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6
Shareholders Agreement of AmBev executed on July 1, 1999 between the Fundação, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundação, Braco S.A. and ECAP).

2.7	First Amendment to the AmBev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.	Description

2.8	Form of Amended InBev By-laws (English translation). (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.9	Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10	Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12	Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13
Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14
Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

Exhibit No.	Description

2.15	Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16	Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17	Edital (Invitation to Bid), dated February 14, 2005. (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to AmBev filed by the Reporting Persons on February 15, 2005).

2.18
Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 1, 2005).

2.19	Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 28, 2005).

2.20	Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to AmBev filed by the Reporting Person on April 5, 2005).

2.21
Instrument of Accession, dated July 28, 2005, to the AmBev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

2.22
List of Common Shares acquired by the Fundação from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

2.23	Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

Exhibit No.	Description

2.24
Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.25
First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.26
List of Common Shares acquired by the Fundação from December 9, 2008 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.27
List of Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.28
List of Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.29	Second Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 12 to the Schedule 13D related to AmBev filed by the Reporting Persons on December 19, 2008).

2.30
Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

Exhibit No.	Description

2.31	List of Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (filed herewith).